SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: April 18, 2011	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C.	In the U.S.
Dr. S.K. Chen	Chesha Gibbons
ChipMOS TECHNOLOGIES (Bermuda) LTD.	Director of Investor Relations
+886-6-507-7712	+1-415-730-1307
s.k._chen@chipmos.com	chesha_gibbons@chipmos.com

David Pasquale
Global IR Partners
+1-914-337-8801
dpasquale@globalirpartners.com

ChipMOS REPORTS 21.7% INCREASE IN 1Q11 REVENUE;

CONFIRMS NO SUPPLY DISRUPTIONS

Hsinchu, Taiwan, April 18, 2011 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) today reported its unaudited consolidated revenue for the month and quarter ending March 31, 2011. The Company, while continuing to express its concern for the people of Japan, confirmed that it has not had nor does it expect any supply disruptions following Japan’s earthquake and tsunami in March.

Revenue for the month of March 2011 was NT$1,567.0 million or US$53.3 million, an increase of 15.7% from the month of February 2011 and an increase of 20.9% from the same period in 2010. On a quarterly basis, revenue for the first quarter of 2011 was NT$4,469.6 million or US$152.0 million, an increase of 3.4% from the fourth quarter of 2010 and an increase of 21.7% from the same period in 2010. First quarter revenue is consistent with overall semiconductor market trends and inline with prior guidance provided on March 16, 2011 for 1Q11 revenue indicating an increase by approximately 1% to 7% compared to 4Q10. All U.S. figures in this release are based on the exchange rate of NT$29.40 to U.S.$1.00 as of March 31, 2011.

Consolidated Monthly Revenues (Unaudited)

	March 2011	February 2011	March 2010	MoM Change	YoY Change
Revenues (NT$ million)	1,567.0	1,353.8	1,296.4	15.7%	20.9%

Revenues (US$ million)	53.3	46.0	44.1	15.7%	20.9%

Consolidated Quarterly Revenues (Unaudited)

	First Quarter 2011	Fourth Quarter 2010	First Quarter 2010	QoQ Change	YoY Change
Revenues (NT$ million)	4,469.6	4,322.6	3,671.5	3.4%	21.7%

Revenues (US$ million)	152.0	147.0	124.9	3.4%	21.7%

ChipMOS’ March 2011 consolidated revenues included revenues of ChipMOS TECHNOLOGIES INC., ChipMOS U.S.A., Inc., MODERN MIND TECHNOLOGY LIMITED and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD., and ThaiLin Semiconductor Corp.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.